UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69134

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rehmann Financial Network, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4086 Legacy Parway
(No. and Street)

Lansing	MI	48911
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nicole Spitzley 517-316-2438
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Warren Averett, LLC
(Name – *if individual, state last, first, middle name*)

6 Concourse Parkway, Suite 600	Atlanta	GA	30328
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nicole Spitzley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rehmann Financial Network, LLC, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

n/a

Signature

Chief Compliance Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MEGAN CALLAHAN
NOTARY PUBLIC - STATE OF MICHIGAN
COUNTY OF CLINTON
My Commission Expires 9/12/2022
Acting in the County of Ingham

Rehmann Financial Network, LLC

Years Ended December 31, 2018

Financial Statements and Supplemental Information

≥Rehmann
Business wisdom delivered.

REHMANN FINANCIAL NETWORK, LLC

TABLE OF CONTENTS

6 Concourse Parkway, Suite 600
Atlanta, GA 30328-5351
770.396.1100
warrenaverett.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Rehmann Financial Network, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Rehmann Financial Network, LLC as of December 31, 2018, the related statements of income, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Rehmann Financial Network, LLC as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Rehmann Financial Network, LLC's management. Our responsibility is to express an opinion on Rehmann Financial Network, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Rehmann Financial Network, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1 and Schedule II, Other Information have been subjected to audit procedures performed in conjunction with the audit of Rehmann Financial Network, LLC's financial statements. The supplemental information is the responsibility of Rehmann Financial Network, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Warren Averett, LLC

We have served as Rehmann Financial Network, LLC's auditor since 2014.
Atlanta, GA
February 27, 2019

1

REHMANN FINANCIAL NETWORK, LLC

Statement of Financial Condition
December 31, 2018

Assets		
Cash - Chase	$	373,476
Prepaid Expenses		21,276
Total Assets	$	394,752
Liabilities and Member's Equity		
Liabilities		
Accounts Payable	$	378
Accrued Payroll		9,037
Accounts Payable - Related Party		12,218
Total Liabilities		21,633
Member's Equity		
Paid in Capital - Rehmann Financial Network		107,140
Member's Equity		265,979
Total Member's Equity		373,119
Total Liabilities and Member's Equity	$	394,752

See accompanying notes to the financial statements.

REHMANN FINANCIAL NETWORK, LLC

Statement of Income
Year Ended December 31, 2018

Income		
Broker - Dealer	$	794,198
Total Net Fees		794,198
Salaries		
Payroll Expense		32,098
Payroll Expense - Advisors		160,776
Payroll Taxes		1,693
Total Salaries		194,567
Personnel		
401(k) Expense		293
Group Insurance Benefits		1,864
Professional Dues		198
Professional Education		583
Employee Relations		487
Total Personnel		3,425
Facilities		
Rent		4,033
Overhead Allocation		3,653
Building Repairs and Maintenance		95
Total Facilities		7,781
Computer Facilities		
Computer Software		4,914
Computer Licenses		21,743
Total Computer Facilities		26,657
Other Operating Expenses		
Insurance		4,597
Royal General Expenses		4,249
Subscription Publication Service		2,202
License Fees		29,658
Corporate Taxes		9
Office Supplies and Expenses		748
Postage and Overnight Expenses		27
Telephone		307
Professional Services		51,986
Auto and Travel Expense		2,006
Total Other Operating Expenses		95,789
Total Expenses		328,219
Net Income	$	465,979

See accompanying notes to the financial statements.

REHMANN FINANCIAL NETWORK, LLC

Statement of Changes in Member's Equity
Year Ended December 31, 2018

Balance at December 31, 2017	$	315,611
Distributions		(408,471)
Net Income		465,979
Balance at December 31, 2018	$	373,119

REHMANN FINANCIAL NETWORK, LLC

Statement of Cash Flows
Year Ended December 31, 2018

Cash from Operating Activities		
Net Income	$	465,979
Adjustments to Reconcile Net income to Net		
Cash Provided by Operating Activities		
Changes in Operating Assets and Liabilities		
Which Provided (Used) Cash		
Accounts Receivable		1,343
Prepaid Expenses		(11,276)
Accounts Payable		(4,094)
Accrued Payroll		(50,438)
Accounts Payable - Related Party		10,475
Net Cash Provided by Operating Activities		411,989
Cash Flows Used In Financing Activities		
Distributions		(408,471)
Net Cash Used In Financing Activities		(408,471)
Net Increase in Cash		3,518
Cash, Beginning of Year		369,958
Cash, End of Year	$	373,476

See accompanying notes to the financial statements.

REHMANN FINANCIAL NETWORK, LLC

◼ NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General Organization and Business: Rehmann Financial Network, LLC (the "Company") was incorporated in Michigan on July 9, 2012. The Company is a registered broker-dealer under the Securities Exchange Act of 1934. The Company is a wholly-owned subsidiary of Rehmann Financial Group, ("RFG") a Michigan LLC. The Company started operations on April 16, 2014. The Company previously engaged in limited securities business that maintains a commission sharing arrangement with another FINRA registered broker-dealer. The Company was an introducing broker and cleared trades through Royal Alliance Associates, Inc. As of January 1st, 2018, the Company terminated the relationship with Royal Alliance. The Company engages in the sale of Mutual Funds and Variable Annuities via "subscription way"/"application way" basis (aka "check and ap"). Mutual funds and variable annuities will be processed via third-party applications and checks or wires made out to the third-party fund company via a "subscription way basis". The Company does not hold customer funds or safekeep customer securities. The firm does not have a clearing agreement.

Basis of Accounting: The Company prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Revenue Recognition: Commission revenue is predominantly income received from other third party broker dealers and insurance carriers that is recognized when the terms of the sale of products and services to customers are substantially complete and collectability of the income is probable and determinable.

Income Taxes: The Company's income or loss is reported on the member's tax return. Accordingly, the financial statements do not include a provision for income taxes.

Management does not believe there are any uncertain tax positions as defined by Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740 *Accounting for Income Taxes*. The Company could be subject to income tax examinations for its U.S. Federal and state tax filings for tax years 2015 to 2017, which are still open under the statute of limitations.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash: As of December 31, 2018, the Company did not hold any cash equivalents. The Company maintains balances with banks in excess of federally insured limits. Management believes the exposure to loss from such balances to be minimal. As of December 31, 2018, the Company's uninsured cash balance was approximately $120,000.

Fair Value of Financial Instruments: The Company estimates that the fair value of any financial instruments recognized on the statement of financial condition approximates their carrying value, as such financial instruments are short term in nature. Other assets and liabilities with short and intermediate-term maturities and defined settlement amounts, including receivables, payables and accrued expenses are reported at their contractual amounts, with approximate fair value.

REHMANN FINANCIAL NETWORK, LLC

◼ NOTES TO FINANCIAL STATEMENTS

Recent Accounting Pronouncements: In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers (Topic 606)," which outlined a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and superseded most current revenue recognition guidance, including industry-specific guidance. As required, the Company adopted this guidance as of January 1, 2018. The Company adoption of this guidance did not have a material impact on the financial statements of the Company.

Subsequent Events: The Company has evaluated events and transactions that occurred between December 31, 2018 and February 28, 2019 which is the date the financial statements were issued, for possible recognition or disclosure in the financial statements.

2. NET CAPITAL REQUIREMENT

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company has elected to operate under that portion of the Rule which requires that the Company maintain "net capital" equal to the greater of $5,000 or $6\,^2/_3\%$ of "aggregate indebtedness," as those terms are defined in the Rule. Schedule I is included in the Supplemental Information of this report.

Net capital and aggregate indebtedness changes from day-to-day, but as of December 31, 2018, the Company had net capital of $351,843, which exceeded the minimum net capital requirement of $5,000 by $346,843. The Company's ratio of aggregate indebtedness to net capital was 0.6148 to 1.

3. RELATED PARTY TRANSACTIONS

The Company is a member of a group of affiliated companies and has material transactions and relationships with members of the group. Due to these relationships, it is possible that the terms of these transactions are not the same as those that would result among unrelated parties.

(a) Transactions with Rehmann Financial Group

Rehmann Financial Group (RFG) pays substantially all the accounts payable and payroll on behalf of the Company and RFG is reimbursed on a routine basis. RFG also provides general overhead services to the Company, such as (but not limited to) the cost of processing centralized accounts payable and payroll, as well as accounting and financial planning services which are charged by RFG. At December 31, 2018, the net amount of cash owed by the Company to RFG was $5,639 and is included in accounts payable – related party on the statement of financial condition.

4. DEFINED CONTRIBUTION PLAN

Defined Contribution Plan: The Rehmann, LLC 401(k) Plan covers substantially all employees of the Company. Rehmann matches 30% of each participant's contributions not in excess of 10% of their compensation for each pay period.

SUPPLEMENTAL INFORMATION

REHMANN FINANCIAL NETWORK, LLC

Computation of Net Capital to Rule 15c3-1 (Schedule I)
December 31, 2018

Computation of Net Capital

Total member's equity	$	373,119
Deduct non-allowable assets		(21,276)
Net capital	$	351,843

Computation of Aggregate Indebtedness

Total aggregate indebtedness	$	21,633

Computation of Minimum Net Capital Requirement

Net capital	$	351,843
Minimum net capital to be maintained		
(greater of $5,000 or 6 2/3% of total aggregate indebtedness)		5,000
Net capital in excess of requirement	$	346,843
Percentage of aggregate indebtedness to net capital		6.15%

There is no significant difference between net capital as computed by the Company on its corresponding unaudited Form X-17A-5 as of December 31, 2018 as filed on January 22, 2019 and the audited financial statements at December 31, 2018.

See accompanying report of independent registered public accounting firm.

REHMANN FINANCIAL NETWORK, LLC

Other Information - (Schedule II)

December 31, 2018

A) **COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2018**

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

B) **INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2018**

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

C) **STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS AS OF DECEMBER 31, 2018**

The statement of changes in liabilities subordinated to claims of general creditors has been omitted since Rehmann Financial Network, LLC had no such liabilities outstanding at the beginning of the year, during the year or at year end.

See accompanying report of independent registered public accounting firm.



Rehmann

Rehmann Financial
4086 Legacy Parkway
Lansing, MI 48911
Ph: 517.316.2400
Fx: 517.316.2401
rehmann.com

EXEMPTION

SEA RULE 17A-5(d)(4)

February 13, 2019

Warren Averett
Six Concourse Parkway
Suite 600
Atlanta, GA 30338

To Whom It May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEA Rule 17a-5(d)(4):

Rehmann Financial Network is a broker/dealer registered with the SEC and FINRA. Pursuant to paragraph k(2)(i) of SEA Rule 15c3-3, the Company is claiming an exemption from SEA Rule 15c-3-3 for the fiscal year ended December 31, 2018.

The Company has met the identified exemption provisions throughout the most recent fiscal year without exemption.

The above statement is true and correct to the best of my and the Company's knowledge.

Signed:

Nicole Spitzley

Name: Nicole Spitzley

Title: Chief Compliance Officer

CPAs & Consultants Wealth Advisors Corporate Investigators
A member of Nexia International

6 Concourse Parkway, Suite 600
Atlanta, GA 30328-5351
770.396.1100
warrenaverett.com

Warren Averett
CPAs AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Rehmann Financial Network, LLC

We have reviewed management's statements, included in the accompanying Rehmann Financial Network, LLC, Exemption Report, in which (1) Rehmann Financial Network, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Rehmann Financial Network, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (exemption provisions) and (2) Rehmann Financial Network, LLC stated that Rehmann Financial Network, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Rehmann Financial Network, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Rehmann Financial Network, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Warren Averett, LLC

Atlanta, GA
February 27, 2019

12

Warren Averett
CPAs AND ADVISORS

6 Concourse Parkway, Suite 600
Atlanta, GA 30328-5351
770.396.1100
warrenaverett.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Member of
Rehmann Financial Network, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Rehmann Financial Network, LLC and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Rehmann Financial Network, LLC for the year ended December 31, 2018, solely to assist you and SIPC in evaluating Rehmann Financial Network, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Rehmann Financial Network, LLC's management is responsible for Rehmann Financial Network, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2018 (for Statement of Operations amounts that are presented on a quarterly basis in the Form X-17A-5, we aggregated the amounts for the periods presented for the period January 1, 2018 through March 31, 2018; April 1, 2018 through June 30, 2018; July 1, 2018 through September 30, 2018; and October 1, 2018 through December 31, 2018), as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers [*We agreed all adjustments to the audited trial balance noting clerical accuracy and recalculated the fee paid to the Securities Investor Protection Corporation*] supporting the adjustments noting no differences; and
5) Noted that no overpayment existed based on the calculations described above and noted that Form SIPC-7 did not indicate any overpayment.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Warren Averett, LLC

Atlanta, GA
February 27, 2019

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended **12/31/2018**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

11*11*******2050*********************MIXED AADC 220
69134 FINRA DEC
REHMANN FINANCIAL NEWWORK LLC
ATTN: NICOLE
4086 LEGACY PKWY
LANSING, MI 48911-4261

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 950.00
   B. Less payment made with SIPC-6 filed (**exclude interest**) (572.00)
   8-2-18
   Date Paid
   C. Less prior overpayment applied ( )
   D. Assessment balance due or (overpayment)
   E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum
   F. Total assessment balance and interest due (or overpayment carried forward) $ 378.00
   G. **PAYMENT: √ the box**
   Check mailed to P.O. Box ☐ Funds Wired ☒ ACH ☐
   Total (must be same as F above) $ 378.00
   H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Rehmann Financial Network, LLC
(Name of Corporation, Partnership or other organization)

Nicole Spv[illegible]
(Authorized Signature)

Chief Compliance Officer
(Title)

Dated the 29th day of January, 2019.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2018
and ending 12/31/2018

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 794,198

2b. Additions.

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

   Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   < 160,776 >

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

_____

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

   Enter the greater of line (i) or (ii)

   Total deductions   < 160,776 >

2d. SIPC Net Operating Revenues $ 633,422

2e. General Assessment @ .0015 $ 950

(to page 1, line 2.A.)

2